RECEIVED

2007 JUL 10 A 9:05

GRUPO MODELO, S.A.B. DE C.V.

[redacted]

07024981

July 5, 2007.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

Name: Margarita Hugues
Title: General Counsel

Enclosure[s] : Financial Information.

AV. JAVIER BARROS SIERRA NO. 555 - PISO 6, COL. SANTA FE, C.P. 01210, MÉXICO, DISTRITO FEDERAL
TEL.: (52 / 55) 2266-0000 FAX: (52 / 55) 2266-0000 EXT. 6485 WWW.GMODELO.COM.MX

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006 CONSOLIDATED

(Thousands of Mexican Pesos) Previous Printing

RECEIVED

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	97,574,380	100	87,518,095	100
s02	CURRENT ASSETS	39,514,717	40	33,022,849	38
s03	CASH AND SHORT-TERM INVESTMENTS	23,741,330	24	21,550,607	25
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,081,889	4	2,412,198	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	682,894	1	691,389	1
s06	INVENTORIES	8,534,621	9	6,026,131	7
s07	OTHER CURRENT ASSETS	2,473,983	3	2,342,524	3
s08	LONG-TERM	5,135,254	5	4,304,311	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,449,966	1	1,284,782	1
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,595,762	4	2,914,256	3
s11	OTHER INVESTMENTS	89,526	0	105,273	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	49,891,221	51	48,031,329	55
s13	LAND AND BUILDINGS	24,123,248	25	23,693,224	27
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	37,267,601	38	36,286,367	41
s15	OTHER EQUIPMENT	9,178,247	9	8,955,185	10
s16	ACCUMULATED DEPRECIATION	24,871,515	25	23,189,848	26
s17	CONSTRUCTION IN PROGRESS	4,193,640	4	2,286,401	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,399,768	2	1,575,926	2
s19	OTHER ASSETS	633,420	1	583,680	1
s20	TOTAL LIABILITIES	15,355,446	100	13,192,011	100
s21	CURRENT LIABILITIES	7,245,127	47	5,120,201	39
s22	SUPPLIERS	2,739,998	18	1,741,360	13
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,927,454	13	1,280,795	10
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,577,675	17	2,098,046	16
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,110,319	53	8,071,810	61
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	82,218,934	100	74,326,084	100
s34	MINORITY INTEREST	20,529,907	25	17,189,182	23
s35	MAJORITY INTEREST	61,689,027	75	57,136,902	77
s36	CONTRIBUTED CAPITAL	16,991,632	21	16,991,632	23
s79	CAPITAL STOCK	15,930,685	19	15,930,685	21
s39	PREMIUM ON ISSUANCE OF SHARES	1,023,736	1	1,023,736	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,211	0	37,211	0
s41	EARNED CAPITAL	44,697,395	54	40,145,270	54
s42	RETAINED EARNINGS AND CAPITAL RESERVES	51,496,116	63	46,550,939	63
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,798,721)	(8)	(6,405,669)	(9)
s80	SHARES REPURCHASED	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	23,741,330	100	21,550,607	100
s46	CASH	866,634	4	535,159	2
s47	SHORT-TERM INVESTMENTS	22,874,696	96	21,015,448	98
s07	OTHER CURRENT ASSETS	2,473,983	100	2,342,524	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,473,983	100	2,342,524	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,399,768	100	1,575,926	100
s48	DEFERRED EXPENSES (NET)	1,888,593	79	1,350,905	86
s49	GOODWILL	511,175	21	225,021	14
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	633,420	100	583,680	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	601,972	95	514,590	88
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	31.448	5	69.090	12
s21	CURRENT LIABILITIES	7,245,127	100	5,120,201	100
s52	FOREIGN CURRENCY LIABILITIES	1,219,224	17	561,802	11
s53	MEXICAN PESOS LIABILITIES	6,025,903	83	4,558,399	89
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,577,675	100	2,098,046	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,874,119	73	1,741,467	83
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	703,556	27	356,579	17
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,110,319	100	8,071,810	100
s66	DEFERRED TAXES	8,110,319	100	8,071,810	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	15,930,685	100	15,930,685	100
s37	CAPITAL STOCK (NOMINAL)	2,839,652	18	2,839,652	18
s38	RESTATEMENT OF CAPITAL STOCK	13,091,033	82	13,091,033	82

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	51,496,116	100	46,550,939	100
s93	LEGAL RESERVE	2,692,439	5	2,313,420	5
s43	RESERVE FOR REPURCHASE OF SHARES	670,131	1	670,131	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	45,737,086	89	41,589,862	89
s45	NET INCOME FOR THE YEAR	2,396,460	5	1,977,526	4
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,798,721)	100	(6,405,669)	100
s70	ACCUMULATED MONETARY RESULT	5,323,560	(78)	5,323,560	(83)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(6,380,274)	94	(5,887,570)	92
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(5,323,560)	78	(5,323,560)	83
s99	LABOR OBLIGATION ADJUSTMENT	(418,447)	6	(518,099)	8
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	32,269,590	27,902,648
s73	PENSIONS AND SENIORITY PREMIUMS	5,791,980	5,190,999
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	19,233	19,562
s76	WORKERS (*)	17,682	19,543
s77	OUTSTANDING SHARES (*)	3,251,759,632	3,251,759,632
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO | QUARTER: 1 | YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Previous Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	16,125,452	100	12,977,965	100
r02	COST OF SALES	7,185,766	45	5,866,581	45
r03	GROSS PROFIT	8,939,686	55	7,111,384	55
r04	GENERAL EXPENSES	4,196,588	26	3,362,388	26
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,743,098	29	3,748,996	29
r08	OTHER INCOME AND (EXPENSE), NET	458,908	3	(313,177)	(2)
r06	COMPREHENSIVE FINANCING RESULT	293,429	2	184,448	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	5,495,435	34	3,620,267	28
r10	INCOME TAXES	1,712,129	11	1,040,182	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,783,306	23	2,580,085	20
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	3,783,306	23	2,580,085	20
r19	NET INCOME OF MINORITY INTEREST	1,386,846	9	602,559	5
r20	NET INCOME OF MAJORITY INTEREST	2,396,460	15	1,977,526	15

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	16,125,452	100	12,977,965	100
r21	DOMESTIC	9,176,060	57	9,170,134	71
r22	FOREIGN	6,949,392	43	3,807,831	29
r23	TRANSLATED INTO DOLLARS (***)	618,340	4	343,494	3
r08	OTHER INCOME AND (EXPENSE), NET	458,908	100	(313,177)	100
r49	OTHER INCOME AND (EXPENSE), NET	799,691	174	(65,771)	21
r34	EMPLOYEES' PROFIT SHARING EXPENSES	349,124	76	256,058	(82)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(8,341)	(2)	(8,652)	3
r06	COMPREHENSIVE FINANCING RESULT	293,429	100	184,448	100
r24	INTEREST EXPENSE	0	0	21	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	371,663	127	347,766	189
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	144,269	49	111,836	61
r28	RESULT FROM MONETARY POSITION	(222,503)	(76)	(275,133)	(149)
r10	INCOME TAXES	1,712,129	100	1,040,182	100
r32	INCOME TAX	1,715,231	100	1,207,786	116
r33	DEFERRED INCOME TAX	(3,102)	0	(167,604)	(16)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	17,103,150	13,944,983
r37	TAX RESULT FOR THE YEAR	4,021,283	2,704,982
r38	NET SALES (**)	60,552,232	53,470,891
r39	OPERATING INCOME (**)	17,408,826	14,965,616
r40	NET INCOME OF MAJORITY INTEREST (**)	9,178,560	8,000,812
r41	NET CONSOLIDATED INCOME (**)	12,630,294	10,431,917
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	792,025	711,963

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	16,125,452	100	12,977,965	100
rt02	COST OF SALES	7,185,766	45	5,866,581	45
rt03	GROSS PROFIT	8,939,686	55	7,111,384	55
rt04	GENERAL EXPENSES	4,196,588	26	3,362,388	26
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	4,743,098	29	3,748,996	29
rt08	OTHER INCOME AND (EXPENSE), NET	458,908	3	(313,177)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	293,429	2	184,448	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	5,495,435	34	3,620,267	28
rt10	INCOME TAXES	1,712,129	11	1,040,182	8
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,783,306	23	2,580,085	20
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	3,783,306	23	2,580,085	20
rt19	NET INCOME OF MINORITY INTEREST	1,386,846	9	602,559	5
rt20	NET INCOME OF MAJORITY INTEREST	2,396,460	15	1,977,526	15

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	16,125,452	100	12,977,965	100
rt21	DOMESTIC	9,176,060	57	9,170,134	71
rt22	FOREIGN	6,949,392	43	3,807,831	29
rt23	TRANSLATED INTO DOLLARS (***)	618,340	4	343,494	3
rt08	OTHER INCOME AND (EXPENSE), NET	458,908	100	(313,177)	100
rt49	OTHER INCOME AND(EXPENSE), NET	799,691	174	(65,771)	21
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	349,124	76	256,058	(82)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(8,341)	(2)	(8,652)	3
rt06	COMPREHENSIVE FINANCING RESULT	293,429	100	184,448	100
rt24	INTEREST EXPENSE	0	0	21	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	371,663	127	347,766	189
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	144,269	49	111,836	61
rt28	RESULT FROM MONETARY POSITION	(222,503)	(76)	(275,133)	(149)
rt10	INCOME TAXES	1,712,129	100	1,040,182	100
rt32	INCOME TAX	1,715,231	100	1,207,786	116
rt33	DEFERRED INCOME TAX	(3,102)	0	(167,604)	(16)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Previous Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	792,025	711,963

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	3,783,306	2,580,085
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	677,326	689,307
c03	RESOURCES FROM NET INCOME FOR THE YEAR	4,460,632	3,269,392
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,386,044)	411,755
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,074,588	3,681,147
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,167,233	(183,963)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,167,233	(183,963)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,798,335)	(554,551)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,443,486	2,942,633
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,297,844	18,607,974
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,741,330	21,550,607

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO | QUARTER: 1 | YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	677,326	689,307
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	792,025	711,963
c41	+ (-) OTHER ITEMS	(114,699)	(22,656)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,386,044)	411,755
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,193,315)	152,212
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,834,752)	(61,452)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(321,173)	(6,465)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(281,455)	124,627
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	1,244,651	202,833
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,167,233	(183,963)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	1,167,233	(183,963)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,798,335)	(554,551)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(304,382)	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(71,872)	(3,568,087)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(907,659)	3,122,764
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(514,422)	(109,228)

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

DATA PER SHARE

CONSOLIDATED INFORMATION

Previous Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.82		$	2.46	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	2.82		$	2.46	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.88		$	3.21	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	18.97		$	17.57	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		2.98	times		2.37	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		20.02	times		16.91	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 1 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Previous Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	23.46	%	19.88	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	14.87	%	14.00	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.94	%	11.91	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(5.88)	%	(10.66)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.62	times	0.61	times
p07	NET SALES TO FIXED ASSETS (**)	1.21	times	1.11	times
p08	INVENTORIES TURNOVER (**)	3.19	times	4.09	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	19.81	days	14.54	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	15.73	%	15.07	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.18	times	0.17	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	7.94	%	4.25	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	178,523.61	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.94	times	4.05	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.45	times	6.44	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.27	times	5.27	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.57	times	2.50	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	327.68	%	420.89	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	27.66	%	25.19	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(14.79)	%	3.17	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	175,292.71	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	(0.00)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	3.99	%	643.41	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTES TO FINANCIAL STATEMENTS

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSIÓN = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

REFERENCE R37 TAX RESULT FOR THE PERIOD CORRESPONS TO THAT OF GRUPO MODELO, DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

REFERENCE C26: IN THIS REFERENCE INCLUDES THE PAYMENT THAT CARRIED OUT THE MINORITY STOCKHOLDERS BY THE CONSTITUTION OF CROWN IMPORTS.

R23: IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE OF THE QUARTER IS HANDLED.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THER BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Previous Printing

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES (BMV: GMODELO) ("GRUPO MODELO" OR "THE COMPANY"), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007.

AS OF JANUARY 2007, THE VOLUME AND SALES OF BEER IN THE DOMESTIC MARKET INCLUDE THE IMPORTED BRAND PORTFOLIO; FOR COMPARISON PURPOSES, THE 2006 FIGURES INCLUDE THIS RECLASSIFICATION. ADDITIONALLY, BY RECOMMENDATION OF OUR EXTERNAL AUDITORS, GRUPO MODELO WILL CONSOLIDATE THE FINANCIAL STATEMENTS OF CROWN IMPORTS, LLC; AT THE CLOSE OF THE FIRST QUARTER OF 2007, THESE RESULTS TOTALED NET SALES OF 549 MILLION DOLLARS AND OPERATING PROFIT OF 116 MILLION DOLLARS.

IN THE FIRST QUARTER OF 2007, TOTAL BEER VOLUME REACHED 11.5 MILLION HECTOLITERS, A GROWTH OF 1.8% COMPARED TO THE SAME PERIOD OF LAST YEAR. THE DOMESTIC VOLUME INCREASED 4.5%, REFLECTING INCREASES OF 4.3% IN MODELO'S BRANDS AND 16.5% IN THE IMPORTED BRAND PORTFOLIO, WHICH IS COMPRISED OF ANHEUSER-BUSCH AND TSINGTAO PRODUCTS. FOR THE EXPORT MARKET, IT IS IMPORTANT TO HIGHLIGHT THAT STARTING JANUARY 2, 2007 THE FIGURES SHOWN FOR THE U.S. REPRESENT THE SALES VOLUME OF CROWN IMPORTS TO WHOLESALERS, WHILE IN PREVIOUS QUARTERS IT REPRESENTED THE VOLUME SOLD TO THE PREVIOUS IMPORTERS. THE TOTAL EXPORT VOLUME SHOWED A REDUCTION OF 3.9% COMPARED TO THE PREVIOUS YEAR MAINLY DUE TO THE ACCUMULATION OF INVENTORIES AT THE WHOLESALER LEVEL IN THE EAST COAST OF THE UNITED SATES DURING THE FOURTH QUARTER OF 2006.

NET SALES GREW 24.2% COMPARED TO THE SAME PERIOD OF 2006, TOTALING 16,125 MILLION PESOS. THIS FIGURE REFLECTS INCREASES OF 0.4% IN DOMESTIC SALES AND 82.5% IN EXPORTS. TOTAL EXPORT REVENUES DURING THE QUARTER WERE 618 MILLION DOLLARS, 80.0% HIGHER THAN THE PRIOR YEAR. THE AVERAGE EXPORT PRICE PER HECTOLITER GREW 87.3% IN DOLLARS, DUE TO THE INCORPORATION OF THE SELLING PRICE FROM CROWN TO ITS WHOLESALERS, AS WELL AS SELECTIVE PRICE INCREASES BY REGION IN THE U.S. TERRITORY.

THE COST OF GOODS SOLD INCREASED 22.5% DUE TO THE INCORPORATION OF THE STORAGE AND DISTRIBUTION COSTS OF THE PRODUCTS SENT TO CROWN IMPORTS WAREHOUSES, AND TO THE INCREASES IN PACKAGING AND IN CERTAIN RAW MATERIALS. GROSS PROFIT TOTALED 8,940 MILLION PESOS, A 25.7% INCREASE COMPARED TO THE SAME QUARTER OF 2006. GROSS MARGIN WAS 55.4%, AN EXPANSION OF 60 BASIS POINTS.

OPERATING EXPENSES INCREASED 24.8% AS A RESULT OF THE CONSOLIDATION OF ADVERTISING AND DISTRIBUTION EXPENSES INCURRED IN THE U.S., AND TO A LESSER EXTENT HIGHER ADVERTISING EXPENSES IN MEXICO AND IN THE CONVENIENCE STORE BUSINESS. OPERATING PROFIT WAS 4,743 MILLION PESOS, WHICH REPRESENTS AN INCREASE OF 26.5%. THEREFORE,

THE OPERATING MARGIN REACHED 29.4% COMPARED TO THE 28.9% REGISTERED IN THE PRIOR YEAR.

DEPRECIATION AND AMORTIZATION TOTALED 792 MILLION PESOS, REPRESENTING 4.9% OF NET SALES. EBITDA (OPERATING INCOME + DEPRECIATION - EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) WAS 5,412 MILLION PESOS, WHICH REPRESENTED AN INCREASE OF 25.3% COMPARED TO THE SAME PERIOD OF 2006. AS A RESULT, THE EBITDA MARGIN REACHED 33.6%, 30 BASIS POINTS HIGHER THAN THE MARGIN POSTED IN 2006.

THE COMPREHENSIVE COST OF FINANCING REGISTERED A POSITIVE RESULT OF 293 MILLION PESOS, MAINLY AS A RESULT OF THE REDUCTION IN THE MONETARY POSITION AND THE EXCHANGE GAIN DURING THE PERIOD.

THE OTHER EXPENSES AND INCOME HEADING SHOWED A GAIN OF 459 MILLION PESOS COMPARED WITH A LOSS OF 313 MILLION PESOS IN 2006. THIS FIGURE INCLUDES A 341 MILLION PESOS EXPENDITURE RELATED THE PROFIT SHARING PAYMENT, WHICH ACCORDING TO THE MODIFICATIONS TO THE MEXICAN GAAP, AS OF 2007, THIS HEADING IS NO LONGER REGISTERED AS TAXES AND IS RECLASSIFIED TO THE OTHER EXPENSES LINE. IN ADDITION, THIS FIGURE INCLUDES A 592 MILLION PESOS GAIN FROM THE LIQUIDATION OF AN ADVERTISING FUND THAT WAS PART OF THE IMPORT CONTRACT IN THE U.S., WHICH ENDED ON DECEMBER 31, 2006.

THE MINORITY INTEREST TOTALED 1,387 MILLION PESOS; OF THIS AMOUNT, 662 MILLION PESOS CORRESPONDS TO THE 50% STAKE OF BARTON BEERS, A SUBSIDIARY OF CONSTELLATION BRANDS, IN CROWN IMPORTS.

NET MAJORITY INCOME TOTALED 2,396 MILLION PESOS, A RISE OF 21.1% OVER LAST YEAR. THEREFORE, THE MARGIN REFLECTED A 30 BASIS POINTS DECLINE, REACHING 14.9%. THE QUARTERLY EARNINGS PER SHARE WAS 0.74 PESOS, HIGHER THAN THE 0.61 PESOS REGISTERED IN 2006.

FINANCIAL SITUATION

THE HEADINGS MODIFIED BECAUSE OF THE CONSOLIDATION OF CROWN IMPORTS WERE PRINCIPALLY MARKETABLE SECURITIES, INVENTORIES, ACCOUNTS RECEIVABLE, CURRENT LIABILITIES AND MINORITY STOCKHOLDERS' EQUITY. AS OF MARCH 31, 2007, GRUPO MODELO'S CASH AND MARKETABLE SECURITIES REPRESENTED 24.3% OF TOTAL ASSETS, WHICH TOTALED 97,574 MILLION PESOS AND REPRESENTED AN 11.5% INCREASE IN THE LAST TWELVE MONTHS. THE FINANCIAL POSITION OF THE COMPANY REMAINED STRONG WITH A DEBT-FREE CAPITAL STRUCTURE AND SHORT-TERM OPERATIONAL LIABILITIES OF 7,245 MILLION PESOS. THE MAJORITY STOCKHOLDERS' EQUITY TOTALED 61,689 MILLION PESOS, REPRESENTING AN 8.0%

INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

DURING THE FIRST QUARTER OF 2007, GRUPO MODELO INVESTED 980 MILLION PESOS OF INTERNALLY GENERATED RESOURCES. THE FUNDS WERE ALLOCATED TO SEVERAL AREAS OF THE ORGANIZATION AS THE TABLE BELOW SHOWS:

AREA	MARCH 2007
CIA. CERVECERA DE COAHUILA	62.6%
CERVECERIAS Y OTRAS FABRICAS	29.5%
VENTAS	7.9%

DIVIDEND PAYMENT

ON APRIL 23, THE STOCKHOLDERS' MEETING DECLARED A DIVIDEND OF 6,764 MILLION PESOS, WHICH CORRESPONDS TO 2.08 PESOS PER SHARE FOR EACH OF THE 3,251,759,632 OUTSTANDING SHARES. THE AMOUNT OF THE DIVIDEND INCREASED 66% IN NOMINAL TERMS COMPARED TO THE PREVIOUS YEAR AND REPRESENTED 78% OF THE NET MAJORITY INCOME OF 2006. THE DIVIDEND IS PAYABLE IN ONE DISBURSEMENT AS OF APRIL 30, 2007.

IN ADDITION TO THE AMOUNT PAID BY GRUPO MODELO, DIBLO DECLARED A CASH DIVIDEND TO ANHEUSER-BUSCH OF 2,049 MILLION PESOS ON ITS 23.25% PARTICIPATION IN THAT COMPANY. THEREFORE, GRUPO MODELO'S CONSOLIDATED CASH AND SHORT-TERM INVESTMENTS WERE REDUCED BY 8,813 MILLION PESOS IN APRIL 2007.

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	I-07	%	I-06	%	VAR%
DOMESTIC	7.811	67.9	7.487	66.2	4.3
IMPORTS	0.130	1.1	0.112	1.0	16.5
TOTAL DOMESTIC	7.941	69.9	7.599	67.2	4.5
EXPORTS	3.569	31.0	3.714	32.8	-3.9
TOTAL VOLUME	11.511	100.0	11.313	100.0	1.8

FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE MAY INCLUDE CERTAIN EXPECTATIONS REGARDING THE FINANCIAL AND OPERATING PERFORMANCE OF GRUPO MODELO AND ITS SUBSIDIARIES. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENT'S BEST ESTIMATES USING CURRENT AND KNOWN INFORMATION. HOWEVER, SUCH STATEMENTS AND EXPECTATIONS MAY VARY DUE TO FACTS, CIRCUMSTANCES AND EVENTS BEYOND THE CONTROL OF GRUPO MODELO AND ITS SUBSIDIARIES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31 2007 AND 2006

Amounts expressed in thousands of pesos of March 31, 2007 purchasing power

1. INCORPORATION AND CORPORATE PURPOSE:

a) At the General Extraordinary and Ordinary stockholders' meeting held on December 18, the stockholders' decided to change the company name from Grupo Modelo, S.A. de C.V. to Grupo Modelo, S.A.B de C.V. and amended the by laws to reflect the new integration, organization and functions of their subsidiaries and the new rights of the minority stockholders, thus complying with the provisions of the Stock Market Law published on December 30, 2005.

b) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

c) The Consolidated Financial Statement, include by recommendation of our auditors the financial information of Crown Imports, company constitututed by the association, between the group and Barton Beers, Ltd.

d) Grupo Modelo, S. A.B. de C. V. is mainly engaged in holding 76.75% of the common stock of Diblo S. A. de C. V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

Breweries:	Percentage of shareholding in the shares comprising the capital stock
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañía Cervecera de Coahuila, S.A. de C.V.	100

Transformation of barley to malt:	Percentage of shareholding in the shares comprising the capital stock
Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, LCC.	100
Extractos y Maltas, S.A. de C.V.	98
Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo del Bajío, S.A. de C.V.	100
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo en Michoacán, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Distributors of beer and other products abroad:	
GModelo Corporation, Inc. (50% Crown Imports LLC Holding)	100
Procermex, Inc.	100
GModelo Europa, S.A.U.	100
Eurocermex, S. A.	100

2. ACCOUNTING POLICIES:

The Group accounting policies used in preparing these consolidated financial statements comply with the requirements for reasonable presentation set forth by Mexican Financial Information Standards (NIF) and are expressed in pesos of March 31, 2007 purchasing power through application of National Consumer Price Index (NCPI) factors. Those standards require that the Group's Management make certain estimates and assumptions in determining the valuation of some items included in the consolidated financial statements.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes. Consolidation was performed based on the audited financial statements of most of the subsidiaries.

b) Marketable securities - Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) Derivative financial instruments - The main financial risks for the Company pertain to exchange fluctuations (dollar-peso) and the price of natural gas, which are covered by contracting derivative instruments (Over-the-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. Gains or losses on those investments are recorded in income for the year. (See Note 16) Beginning 2005, the Group adopted the provisions of Statement C-10, "Derivative Financial Instruments and Hedging Operations". Adoption of this statement had no significant effects on income for the period.

d) Inventories and cost of sales - This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated

companies that manufacture materials used in the production of beer is included in the of income statement as a reduction in cost of sales.

f) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and on the basis of their acquisition cost in the case of purchases subsequent to that date.

g) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by applying NCPI factors based on the ageing of the expenditure.

h) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) Deferred expenses and intangible assets - Intangible assets are recognized in the balance sheets provided they are identifiable, they generate expected economic benefits, and there is control over said benefits. These items are restated by applying NCPI factors based on expenditure ageing. Licenses and permits represent payments made to exploit a patent or registration issued by the owner of said items. They are recorded at acquisition value, which at the date of the consolidated financial statements is similar to market.

j) Amortization - The original amount and restatement increment for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets, no impairment was determined. At the date of the consolidated financial statements.

l) Labor obligations upon retirement - The effects of seniority premiums to which employees are entitled after 15 years so service and obligations for compensation at the end of employment established in retirement plans established for employees are recorded as cost for the years in which said services are rendered, based on actuarial studies performed by independent experts, and are recorded based on the guidelines of Statement D-3, "Labor Obligations" and the amendments thereto, in effect as from January 1, 2005.

Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. See Note 8

m) Deferred income tax and employees' profit sharing - To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the income tax rate to all temporary differences of assets and liabilities at the date of the consolidated financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See Note 12 c

n) Stockholders' equity - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of Marc 31, 2007 purchasing power and are restated by applying NCPI factors to historical amounts.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss", described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since those costs are compared to restatements determined using the NCPI. If the specific costs are higher than the indexes, there is a gain from holding non-monetary assets; otherwise, there is a loss. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets is restated in the same way as other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

o) Gains or loss on monetary position - This account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. Those effects are charged or credited to income statement and form part of comprehensive financing income.

p) Comprehensive income - This item represents the net profit for the period, non monetary assets result, the gain (loss) for the translation of the subsidiaries located abroad, plus any items which, in accordance with the provisions of other statements, must be recorded directly in stockholders' equity and do not qualify as capital contributions or reductions.

q) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

r) Foreign currencies - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

s) Translation of the financial information of subsidiaries located abroad - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $11.0236 ($10.86 in 2006) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The financial statements in Mexican pesos are restated at the period close by applying the provisions of Statement B-10.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item	2007	2006
Trade accounts receivable	$5,781,837	$3,938,125
Sundry debtors	468,253	554,824
Salesmen	15,833	16,168
	6,265,922	4,509,117
Less - Allowance for doubtful accounts	(320,165)	(391,333)
	5,945,757	4,117,784

Recoverable taxes	157,293	192,360
Non-consolidated related companies (See Note 13)	62,736	42,009
Officers and employees	48,963	36,216
	6,214,750	4,388,369
Less - Current accounts and notes receivable	(4,764,783)	(3,103,587)
Long-term accounts and notes receivable	$1,449,966	$1,284,782

4. INVENTORIES:

This account is made up as follows:

Item	2007	2006
Finished goods and work in process	$3,286,882	$1,649,752
Containers and packaging	2,560,707	1,928,909
Raw materials	1,357,770	1,319,974
Merchandise in transit and advances to suppliers	652,970	481,449
Spare parts and accesories	636,383	659,380
Advertising articles	174,396	130,769
	8,669,108	6,170,233
Less- Allowance for slow-moving inventories	(134,487)	(144,102)
	$8,534,621	$6,026,131

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Shareholding percentage in shares comprising the capital stock	2007	2006
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$3,144,369	$2,792,364
Manantiales La Asunción, S.A.P.I. de C.V.	60	298,099	-
Gondi, S. A. de C. V.	7	218,165	189,492

Investments abroad	40-81	115,021	133,076
		3,775,654	3,114,932
Other		51,842	52,787
		3,827,496	3,167,719
Less - Allowance for decline in book value		(142,208)	(148,190)
		$3,685,288	$3,019,529

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities amounting to $122,576 ($140,568 in 2006) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	Annual percentage of depreciation rate	2007 Historical cost - net	2007 Restatement - net	2007 Total net value	2006 Total net value
Land	-	$ 1,581,910	$ 3,266,579	$ 4,848,490	$ 4,865,843
Machinery and equipment	5	14,466,493	7,790,621	22,257,114	22,469,777
Transportation equipment	12 to 25	2,543,892	379,442	2,923,334	2,723,148
Buildings and constructions	2	7,202,467	6,661,249	13,863,716	13,746,413
Computer equipment	25	521,348	39,050	560,398	552,172
Furniture and other equipment	7	308,113	69,420	377,533	470,597
Antipollution equipment	5	559,975	307,022	866,997	916,979
Construction in progress advances to suppliers.	-	4,070,176	123,463	4,193,640	2,286,400
		$31,254,375	$18,636,846	$49,891,221	$48,031,329

Depreciation for the year amounted to $742,636 ($687,834 in 2006).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $1,977,087 ($3,147,265 in 2006), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. This work is expected to conclude in 2007 and 2008.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2007	2006
Deferred expenses	$2,312,340	$1,962,106
Goodwill and other intangible assets	994,060	454,814
	3,306,400	2,416,920
Less - Acumulated amortization	(875,184)	(771,905)
	2,431,216	1,645,015
Intangible assets for labor obligations upon retirement (See Note 8)	601,972	514,590
	$3,033,188	$2,159,606

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description	2007	2006
Obligations for current benefits	$5,296,795	$5,178,257
Additional amount of projected benefits	538,635	420,951
Obligations for projected benefits	5,835,430	5,599,208
Plan assets (trust fund)	(5,756,461)	(5,116,142)
	78,969	483,066
Items to be amortized over a period of 13 to 19 years:		
For adjustments to assumptions	(533,918)	(1,092,858)
For past services	(559,977)	(587,317)
Projected net assets	(1,014,926)	(1,197,109)

Additional liability made of:		
Intangible assets	476,847	514,589
Adjustment to capital	538,079	682,520
Accrued liability	$ -	$ -

- The intangible assets and the adjustment to capital derived from subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $217,965 ($252,383 in 2006). In the period, payments made by the trusts to beneficiaries amounted to $68,314 ($82,115 in 2006).

- The net cost for the period amounted to $65,002 ($68,420 in 2006), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

- During the period severance indemnities were paid of $56,440 ($141,352 in 2006)

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 149 million U.S. dollars (126 million U.S. dollars in 2006)

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lese payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

a) As of March 31, 2007 and 2006, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Comprised of 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	13,091,033
	$15,930,685

b) Composition of updating of some shareholder's equity accounts:

Item	Net Historical Cost	Net Restatement	Net Restatement
Capital	$2,839,652	$13,091,033	$15,930,685
Share Premium	193,388	857,560	1,060,948
Accumulated Profits			
Legal Reserve	1,980,332	712,106	2 ,692,438
Reserve for acquisition of own shares	150,000	520,131	670,131
To be applied	40,126,071	5,611,015	45,737,086
Profit for the period	2,392,486	3,974	2,396,460
Total	$47,681,929	$20,805,819	$68,487,748

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the period is made up as follows:

Description	2007	2006
Consolidated net income for the period	$ 3,783,308	$ 2,580,086
Result from holding non-monetary assets	(55,723)	(129,092)
Comprehensive income	$ 3,727,585	$ 2,450,994

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of March 31 are as follows:

Item	2007	2006
Income currently payable	$1,703,753	$1,194,152
Asset tax	11,478	13,634
Deferred income tax	(3,102)	(167,604)
	$1,712,129	$1,040,182

b) On January 1, 2005, the amendments to the Income Tax Law went into effect and stipulate an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax for the period was determined by applying the rate of 29%. The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item	2007	2006
Fixed assets and other assets	$6,497,112	$6,347,326
Inventories	850,108	910,184
Labor obligations upon retirement	321,875	335,020
Other	468,036	469,136

Subtotal	8,137,132	8,061,666
Tax credits corresponding to:		
Recoverable asset tax	(133,019)	(133,033)
Total deferred tax liability	8,004,113	7,928,633
Deferred employees' profit sharing	106,206	143,175
Total deferred income tax and employees' profit sharing liability	$8,110,319	$8,071,808

d) Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision charged to income is made up as follows:

Item	2007	2006
Current employees' profit sharing	$ 349,124	$ 256,058
Deferred employees' profit sharing	(8,341)	(8,652)
	$ 340,783	$ 247,406

f) At the date of the consolidated financial statements, asset tax amount to $359,938 ($276,799 in 2006), which can be recovered in the following ten years to the extent income tax exceeds asset tax in any of those years.

- Certain subsidiaries incurred in no income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that said amount can be credited against income tax in future years. This item is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amount to $133,019 ($133,159 in 2006).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the period, and amounted to $11,978 ($13,634 in 2006).

g) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- The consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100%. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and corresponding to tax years 1999 to 2004 , and which are to be applied against tax profits generated in the period, are considered at the consolidating percentage multiplied by the 0.60 factor .

- Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are not applied in accordance with the law must be added to the consolidated profit of the year in which they expire.

h) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $29,607 ($27,487 in 2006) at the time these subsidiaries generate taxable income, and which may be offset against future tax profits after have been restated. Tax losses from prior years in the amount of $170 ($3,391 in 2006) have been offset in the year vs. historical losses of prior years.

i) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

- Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 28% income tax on the result of multiplying the dividend paid by the factor of 1.3889 (1.4085 in 2006); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- At of the date of the consolidated financial statements, the CUFIN balance is $30,119,956 ($24,437,554 in 2006).

j) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

13. <u>TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:</u>

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2007	2006
Purchases of:		
Containers and packaging	$1,545,995	$1,466,525
Raw Materials	128,829	24,721
Machinery	-	2,252
	$1,674,824	$1,493,498
Sales of:		
Recyclable materials	$ 34,046	$ 53,855
Machinery and maintenance services	5,384	9
	$ 39,430	$ 53,864

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2007	2006
Assets	444,258	434,149
Liabilities	110,513	49,563

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $11.0236 pesos exchange rate for assets and $11,0317 for liabilities to the US dollar	$4,897,316	$1,219,224

c) At the date of the consolidated financial statements, there were inventories amounting to 53,678,000 U.S. dollars (60,814,000 U.S. dollars in 2006), which for the most part can only be acquired abroad.

d) During the period, the following operations were carried out in U.S. dollars (thousands):

Description	2007	2006
Exports of finished goods	903,023	339,299
Collection of royalties	3,381	40,419
Exports of packaging and other materials	9,873	23,055
	916,277	402,773
Freight, advertising, taxes and duties, and other items	154,168	60,115
Purchase of inventories	41,337	28,009
Purchase of machinery and payment of other services	23,549	2,201
Purchase of spare parts	19,973	2,499
	239,027	92,824
Net	675,470	309,949

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2007:	Income	Consolidated net profit	Identifiable assets
Domestic	$ 9,031,344	$ 2,109,572	$ 88,988,685
Exports	7,094,108	1,673,734	8,585,695 (1)
	$16,125,452	$ 3,783,306	$ 97,574,380

2006:	Income	Consolidated net profit	Identifiable assets
Domestic	$ 9,170,134	$ 1,873,141	$ 83,797,181
Exports	3,807,831	706,944	3,574,171 (1)
	$12,977,965	$ 2,580,085	$ 87,371,352

(1) This amount solely includes assets related to beer distribution abroad.

16. <u>FINANCIAL INSTRUMENTS</u>:

Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

17. <u>NEW ACCOUNTING PRONOUNCEMENTS</u>:

The provisions of the Financial Information Standards (NIFs for their initials in Spanish) issued by the Mexican Board for Investigation and Research of Financial Information Standards (CINIF for its initials in Spanish) went into effect as from January 1, 2007. Those standards are not expected to have a significant effect on the Group's financial information.

NIF B -3, Statement of Income" - incorporates a new approach to classify income, costs and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' statutory profit sharing as an ordinary expense rather than a tax on profits.

NIF B-13, "Subsequent events" - requires recognition in the period in which asset and liability restructurings and actually occur and when creditors waive their rights to collect on debts due to non compliance by the entity in connection with debt agreements. The above matters are disclosed in the notes to the financial statements.

NIF C-13, "Related parties" - broadens the definition (scope) of the concept of related parties and increases the requirements of disclosure in the notes to the financial statements.

NIF D-6, "Capitalization of the Comprehensive Financing Income" - establishes the obligation to capitalize the comprehensive income, as well as the rules for capitalization.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A B. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERS
DIBLO, S.A. DE C.V.	HOLDING	243,229,213	76.75

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A B. DE C.V.

QUARTER 1 YEAR: 2007

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

CONSOLIDATED
Previous Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,144,369
MANANTIALES LA ASUNCION	WATER PRODUCCION	112,581,270	60.00	302,778	298,099
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	218,165
SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,337
RESERVE FOR IMPAIRMENT		0	0	0	(142,208)
TOTAL INVESTMENT IN ASSOCIATEDS				378,071	3,595,762
OTHER PERMANENT INVESTMENTS					89,526
TOTAL				378,071	3,685,288

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Previous Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER 1 YEAR: 2007

CREDITS BREAK DOWN
(THOUSAND OF PESOS)

CONSOLIDATED
PREVIOUS PRINTING

CREDIT TYPE / INSTITUTION	With foreign Institution (1)	Date of agreement	AMORTIZATION DATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $) TIME INTERVAL: CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $) TIME INTERVAL: CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS															
BOTTLES	NOT APPLIED			439 159	0	0	0	0	0						
PACKING	NOT APPLIED			167,151											
CAN	NOT APPLIED			23,883	0	0	0	0	0						
FUEL	NOT APPLIED			88,716	0	0	0	0	0						
PUBLICITY	NOT APPLIED			143,050	0	0	0	0	0						
SPARE PARTS	NOT APPLIED			65,947	0	0	0	0	0						
CROWN	NOT APPLIED			547											
LABLES	NOT APPLIED			2,074	0	0	0	0	0						
FREIGTH	NOT APPLIED			8,823	0	0	0	0	0						
ELECTRICITY	NOT APPLIED			3 268	0	0	0	0	0						
WATER AND ICE	NOT APPLIED			7,658	0	0	0	0	0						
OTHER RAW MATERIALS	NOT APPLIED			47,078	0	0	0	0	0						
MACHINERY AND EQUIPMENT	NOT APPLIED			17,017	0	0	0	0	0						
SERVICES	NOT APPLIED			82,899	0	0	0	0	0						
PALLETS	NOT APPLIED			22,012	0	0	0	0	0						
FEES	NOT APPLIED			13 636	0	0	0	0	0						
MAINTENANCE	NOT APPLIED			18 582	0	0	0	0	0						
COMPUTER EQUIPMENT	NOT APPLIED			1 007	0	0	0	0	0						
MAIL AND PHONE	NOT APPLIED			675	0	0	0	0	0						
SOFT DRINKS	NOT APPLIED			15,754	0	0	0	0	0						
GRITS	NOT APPLIED			9,070	0	0	0	0	0						
CORN	NOT APPLIED			3,086	0	0	0	0	0						
RICE	NOT APPLIED			2,955	0	0	0	0	0						
CONSTRUCTION LIABILITIES	NOT APPLIED			4 264	0	0	0	0	0						
STATIONARY	NOT APPLIED			8,565	0	0	0	0	0						
CHEMICAL PRODUCTS	NOT APPLIED			39	0	0	0	0	0						
CLEANING MATERIALS	NOT APPLIED			99	0	0	0	0	0						
INSURANCES	NOT APPLIED			213	0	0	0	0	0						
GROCERIES	NOT APPLIED			374 085	0	0	0	0	0						
REFRIGERATION EQUIPMENT	NOT APPLIED			11,264	0	0	0	0	0						
OTHERS	NOT APPLIED			132,343	0	0	0	0	0						
BOTTLES	NOT									10,742	0	0	0	0	0
PACKING	NOT									2,081	0	0	0	0	0
MALT	NOT									480	0	0	0	0	0
PUBLICITY	NOT									438,984	0	0	0	0	0
SPARE PARTS	NOT									78,688	0	0	0	0	0
LABLES	NOT									1,129	0	0	0	0	0
FREIGHT	NOT									159 603	0	0	0	0	0
OTHER RAW MATERIALS	NOT									171,718	0	0	0	0	0
MACHINERY AND EQUIPMENT	NOT									29,584	0	0	0	0	0
SERVICES	NOT									35,988	0	0	0	0	0
FEES	NOT									699	0	0	0	0	0
MAINTENANCE	NOT									464	0	0	0	0	0
BEER	NOT									84,756	0	0	0	0	0
GRITS	NOT									7 080	0	0	0	0	0
CUSTOM EXPENSES	NOT									1,714	0	0	0	0	0
PROMOTIONAL ITEMS	NOT									6 010	0	0	0	0	0
BARLEY	NOT									4 767	0	0	0	0	0
HOPS	NOT									5,546	0	0	0	0	0
OTHERS	NOT									6,473	0	0	0	0	0
COMPUTER EQUIPMENT	NOT									653	0	0	0	0	0
TOTAL SUPPLIERS						0	0	0	0	0	0	0	0	0	0
						0	0	0	0	0	0	0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS						0	0	0	0	0	0	0	0	0	0
										0					
TOTAL				1,694 869		0	0	0	0	1,045,129	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

QUARTER 1 YEAR: 2007

CREDITS BREAK DOWN
(THOUSAND OF PESOS)

CONSOLIDATED
PREVIOUS PRINTING

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION (1)	DATE OF AGREEMENT	AMORTIZATION DATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $)					
				TIME INTERVAL						TIME INTERVAL					
				CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
OTHER LOANS WITH COST (S103 Y S30)															
	NOT APPLIED NOT			0	0	0	0	0	0	0	0	0	0	0	0
TOTAL				0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)															
OTHERS OTHER LIABILITIES	NOT APPLIED NOT			529,461	0	0	0	0	0	174,095	0	0	0	0	0
TOTAL				529,461	0	0	0	0	0	174,095	0	0	0	0	0
TOTAL GENERAL				2,224,330	0	0	0	0	0	1,219,224	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

MONETARY STOCK EXCHANGE

(Thousands of Mexican Pesos)

CONSOLIDATED
PREVIOUS PRINTING

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	444,258	4,897,316	0	0	4,897,316
LIABILITIES POSITION	105,657	1,165,578	4,856	53,646	1,219,224
SHORT-TERM LIABILITIES POSITION	105,657	1,165,578	4,856	53,646	1,219,224
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	338,601	3,731,738	(4,856)	(53,646)	3,678,092

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $11.0236 PESOS FOR ASSETS AND $11.0317 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	30,036,462	6,207,280	(23,829,182)	0.01	(114,404)
FEBRUARY	29,934,982	6,338,366	(23,596,616)	0.00	(51,039)
MARCH	31,805,654	6,967,358	(24,838,296)	0.00	(57,078)
RESTATEMENT				0.00	18
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(222,503)

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

MEXICAN STOCK EXCHANGE

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

======== N / A ============

ACTUAL SITUATION OF FINANCIAL LIMITED

======= N / A ============

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 1 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
PREVIOUS PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	98.70
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	98.10
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	73.90
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	75.80
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	99.30
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	87.00
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	73.60
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	100.00
GMODELO AGRICULTURE INC.	TRANSFORMATION OF BARLEY INTO MALT	100	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

MAIN RAW MATERIALS

CONSOLIDATED
PREVIOUS PRINTING

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS, S.A.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL MALTING COMPANY	YES	9.11
		MALT	GMODELO AGRICULTURE	YES	0
GRITS	CP INGREDIENTES, S.A. DE C.V.				4.14
	ALMIDONES MEXICANOS S.A. DE C.V.				0.00
RICE	IPACPA, S.A. DE C.V.				0.34
		HOPS	JOHN I.HASS, INC	NO	1.4
			S.S.STEINER INC		0
					0
					0

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 1 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
SALES

CONSOLIDATED
PREVIOUS PRINTING

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	7,942	7,861,711	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
	0	0	0.0	MONTEJO	CONSUMER
	0	0	0.0	LEON	CONSUMER
	0	0	0.0	MODELO LIGTH	CONSUMER
OTHER INCOME	0	1,314,349	0.0		
FOREIGN SALES					
BEER	3,569	6,949,392	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		16,125,452			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 1 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED
PREVIOUS PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	3,569	6,949,392	U.S.A.	CORONA	
	0	0	CANADA	CORONA LIGHT	
	0	0	EUROPA	MODELO ESPECIAL	
	0	0	ASIA	NEGRA MODELO	
	0	0	LATINOAMERICA	PACIFICO	
FOREIGN SUBSIDIARIES					

TOTAL	6,949,392	

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
THE MARKS ARE COMERCIALIZED OF INDISTINCT FOR IN THE DIFFERENT DESTINIES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 1 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED
PREVIOUS PRINTING

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK	
			MEXICAN					
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	2	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.0000	2		1,142,017,984		1,142,017,984	0	1,085,855
C	0.0000	2		650,351,920		650,351,920	0	967,801
TOTAL			1,459,389,728	1,792,369,904	1,459,389,728	1,792,369,904	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 3,251,759,632

NOTES:

COUPON 2 CORRESPONDS TO THE TITLES OF ACTIONS EMISSION 2007, SINCE COUPON 1 WAS DESTINED FOR THE PAYMENT OF DIVIDENDS DECRETED THE 23 OF APRIL OF 2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR:**2007**
GRUPO MODELO, S.A.B. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Previous Printing

THE AMOUNT OF PS. $4,193,640 (2,286,400 IN 2006), OF WORK IN PROGESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENST INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS $1,977,087 (3,147,265 IN 2006) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2007 AND 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR:**2007**
GRUPO MODELO, S.A.B. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
Previous Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENT B-15, "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $11.0236 ($10.86 IN 2006) TO THE US DOLLAR, B) NON-MONETARY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOSS ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF THE YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS. THE FINANCIAL STATEMENTS IN MEXICAN PESOS ARE RESTATED AT THE PERIOD CLOSE BY APPLYING THE PROVISIONS OF STATEMENT B-10.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2007	2006
ASSETS	591,190	242,934
LIABILITIES	83,888	26,656
NET ASSETS	507,302	216,278

END